

May 15, 2012

<u>Via E-mail</u>
Mats Wallin
Chief Financial Officer
Autoliv, Inc.
Vasagatan 11, 7th floor, SE-111 20, Box 70381
SE-107 24 Stockholm, Sweden

   Re: Autoliv, Inc.
      Form 10-K for the fiscal year ended December 31, 2011
      Filed February 23, 2012
      File No. 001-12933

Dear Mr. Wallin:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ David R. Humphrey

         David R. Humphrey
         Accounting Branch Chief